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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                           Cantab Pharmaceuticals plc
                                (Name of Issuer)

                     American Depositary Shares representing
             Ordinary Shares, par value pound sterling.02 per share
                         (Title of Class of Securities)

                                    138084108
                                 (CUSIP Number)

                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:

               / / Rule 13d-1(b)
               / / Rule 13d-1(c)
               /x/ Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 8 pages
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CUSIP NO. 138084108                   13G                      PAGE 2 OF 8 PAGES

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Biotechnology Venture Fund, S.A. (i.l.)

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /

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  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Luxembourg

--------------------------------------------------------------------------------
                           5    SOLE VOTING POWER

                                3,208,327
       NUMBER OF
         SHARES            6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                -0-
          EACH             7    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 3,208,327
          WITH             8    SHARED DISPOSITIVE POWER

                                -0-

--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,849,999 Ordinary Shares (see Item 4(a) of attached Schedule)

--------------------------------------------------------------------------------
 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       9.3%

--------------------------------------------------------------------------------
 12    TYPE OF REPORTING PERSON *

       CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 8 pages
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CUSIP NO. 138084108                   13G                      PAGE 3 OF 8 PAGES

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  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Tetraven Fund S.A. (i.l.)

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Luxembourg

--------------------------------------------------------------------------------
                           5    SOLE VOTING POWER

                                641,672
       NUMBER OF
         SHARES            6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                -0-
          EACH             7    SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                 641,672
          WITH             8    SHARED DISPOSITIVE POWER

                                -0-
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  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,849,999 Ordinary Shares (see Item 4(a) of attached Schedule)

--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.3%

--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON *

      CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1(a).        Name of Issuer:  Cantab Pharmaceuticals plc.

ITEM 1(b).        Address of Issuer's Principal Executive Offices:
                  184 Cambridge Science Park, Milton Road, Cambridge CB4 4GN United Kingdom.

ITEM 2(a).        Name of Person Filing:  Biotechnology Venture Fund,
                  S.A. (i.l.) ("Biotechnology") and Tetraven Fund S.A. (i.l.) ("Tetraven").

ITEM 2(b).        Address of Principal Business Office or, if None, Residence:
                  The address of the principal business office of Biotechnology and Tetraven is 231 Val des Bons Malades, L-2121 Luxembourg-Kirchberg.

ITEM 2(c). Citizenship: Each of Biotechnology and Tetraven is a corporation organized under the laws of Luxembourg.

ITEM 2(d). Title of Class of Securities: American Depositary Shares representing Ordinary Shares, par value pound sterling.02 per share ("Ordinary Shares").

ITEM 2(e).        CUSIP Number:  138084108.

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  (a) / / Broker or Dealer registrered under Section 15 of the Securities Exchange Act of 1934 (the "Act");

                  (b) / / Bank as defined in Section 3(a)(6) of the Act;

                  (c) / / Insurance Company as defined in Section 3(a)(19) of the Act;

                  (d) / / Investment Company registered under Section 8 of the Investment Company Act of 1940;

                  (e) / / An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                  (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

                  (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

                  (j) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

                  If this statement is filed pursuant to Rule 13d-1(c), check this box. / /

                  Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b), Rule 13d-1(c) or Rule 13d-2(b).


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ITEM 4.           Ownership.

                  (a) Amount Beneficially Owned: Each of Biotechnology and Tetraven may be deemed to beneficially own 3,848,999 Ordinary Shares as of December 31, 1998.

                           Biotechnology was the record owner of 3,208,327 Ordinary Shares as of December 31, 1998. Tetraven was the record owner of 641,672 Ordinary Shares as of December 31, 1998. (The shares held of record by Biotechnology and Tetraven are referred to collectively herein as the "Record Shares.") By virtue of their relationship as affiliated corporations with the same individuals as liquidators, each of Biotechnology and Tetraven may be deemed to beneficially own all of the Record Shares. Hence, each of Biotechnology and Tetraven may be deemed to beneficially own 3,848,999 Ordinary Shares as of December 31, 1998.

                           All of the additional Ordinary Shares acquired by Biotechnology and Tetraven since the filing of Amendment No. 1 to Schedule 13G, dated February 13, 1998, were acquired in connection with the Issuer's stock split.

                  (b)      Percent of Class: Biotechnology: 9.3%; Tetraven:
                           9.3%.

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:
                                    Biotechnology: 3,208,327 Ordinary Shares;
                                    Tetraven: 641,672 Ordinary Shares.

                           (ii)     shared power to vote or to direct the vote:
                                    Biotechnology: 0 Ordinary Shares; Tetraven:
                                    0 Ordinary Shares.

                           (iii) sole power to dispose or to direct the disposition of: Biotechnology: 3,208,327 Ordinary Shares; Tetraven: 641,672 Ordinary Shares.

                           (iv) shared power to dispose or to direct the disposition of: Biotechnology: 0 Ordinary Shares; Tetraven: 0 Ordinary Shares.

                  Each of Biotechnology and Tetraven expressly disclaims beneficial ownership of any Ordinary Shares of Cantab Pharmaceuticals plc, except, in the case of Biotechnology, for the 3,208,327 Ordinary Shares that it holds of record and, in the case of Tetraven, for the 641,672 Ordinary Shares that it holds of record.

ITEM 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable.

ITEM 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:


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                  Not applicable.

ITEM 8.           Identification and Classification of Members of the Group:

                  Not applicable

ITEM 9.           Notice of Dissolution of Group:

                  Not applicable.

ITEM 10.          Certification:

                  Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b).


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                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    February 9, 1999

BIOTECHNOLOGY VENTURE FUND, S.A. (i.l.)

By:  /s/M. Rose DOCK
        Name:  M. Rose DOCK

Title:  Liquidator

By:  /s/Fernand HEIM
        Name:  Fernand HEIM

Title:  Mandatory

TETRAVEN FUND S.A. (i.l.)

By:  /s/M. Rose DOCK
        Name:  M. Rose DOCK

Title:  Liquidator


By:  /s/Fernand HEIM
        Name:  Fernand HEIM

Title:  Mandatory


                               Page 7 of 8 pages
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                                                                       Exhibit 1

                                    AGREEMENT

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Cantab Pharmaceuticals plc.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

         EXECUTED this 9th day of February, 1999.

BIOTECHNOLOGY VENTURE FUND, S.A. (i.l.)

By:  /s/M. Rose DOCK
        Name:  M. Rose DOCK

Title:  Liquidator

By:  /s/Fernand HEIM
        Name:  Fernand HEIM

Title:  Mandatory

TETRAVEN FUND S.A. (i.l.)

By:  /s/M. Rose DOCK
        Name:  M. Rose DOCK

Title:  Liquidator

By:  /s/Fernand HEIM
        Name:  Fernand HEIM

Title:  Mandatory


                               Page 8 of 8 pages